Exhibit 99.1

Nebius announces multi-billion dollar agreement with Microsoft for AI infrastructure

●	Deal enables significantly more aggressive growth of Nebius’s AI cloud business in 2026

Amsterdam, September 8, 2025 — Nebius Group N.V. (NASDAQ: NBIS) (“Nebius” or the “Company”), a leading AI infrastructure company, today announced an agreement to deliver AI infrastructure to Microsoft.

Under this multi-year agreement, Nebius will deliver dedicated capacity to Microsoft from its new data center in Vineland, New Jersey starting later this year.

Arkady Volozh, founder and CEO of Nebius, said:

“Nebius’s core AI cloud business, serving customers from AI startups to enterprises, is performing exceptionally well. We have also said that, in addition to our core business, we expect to secure significant long-term committed contracts with leading AI labs and big tech companies. I’m happy to announce the first of these contracts, and I believe there are more to come. The economics of the deal are attractive in their own right, but, significantly, the deal will also help us to accelerate the growth of our AI cloud business even further in 2026 and beyond.”

Nebius expects to finance the capital expenditure associated with the contract through a combination of cash flow coming from the deal and the issuance of debt secured against the contract in the near term, at terms enhanced by the credit quality of the counterparty. The Company is also evaluating a number of additional financing options to enable significantly faster growth than originally planned and will update the market on its financing strategy in due course.

More information about the contract can be found in the Company’s 6-K filed today with the Securities and Exchange Commission.

About Nebius

Nebius is a technology company building full-stack infrastructure to service the high-growth global AI industry. Headquartered in Amsterdam and listed on Nasdaq, Nebius has a global footprint with R&D hubs across Europe, North America and Israel.

Nebius’s AI-native cloud platform has been built for intensive AI workloads. With a full stack of purposefully designed and tuned proprietary software and hardware designed in-house, Nebius gives AI builders the compute, storage, managed services and tools they need to build, tune and run their models and applications.

Nebius also has additional businesses that operate under their own distinctive brands:

●	Avride — one of the most experienced teams developing autonomous driving technology for self-driving cars and delivery robots.
●	TripleTen — a leading edtech player in the US and certain other markets, re-skilling people for careers in tech.

Nebius also holds equity stakes in other businesses including ClickHouse and Toloka.

More information can be found at https://www.nebius.com

Contacts

Investor Relations askIR@nebius.com

Media Relations media@nebius.com

Disclaimer

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our ability to successfully complete the transaction described herein, our future financial and business performance, our business and strategy, expected growth, planned investments and capital expenditures, capacity expansion plans, anticipated future financing transactions and expected financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others: our ability to successfully deploy the infrastructure required to deliver the services contracted under the agreement described herein, our ability to obtain on acceptable terms the additional financing required for the capital expenditures we intend to make in connection with this agreement, market conditions, our ability to build our businesses to the desired scale, competitive pressures, technological developments, our ability to secure and retain additional clients, our ability to secure additional capital to accommodate the growth of the business, unpredictable sales cycles, potential pricing pressures, as well as those risks and uncertainties related to our continuing businesses included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on April 30, 2025, which are available on our investor relations website at https://group.nebius.com/sec-filings and on the SEC website at https://www.sec.gov/. All information in this press release is as of the date hereof (unless stated otherwise). Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.